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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                                  FindWhat.com
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   317794 10 5
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 317794 10 5
Page -2-


1.       Names of Reporting Person:  Robert D. Brahms



         S.S. or I.R.S. Identification No. of Above Individual (optional):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:  1,999,698

6.       Shared Voting Power:  -0- shares

7.       Sole Dispositive Power: 1,999,698

8.       Shared Dispositive Power:  -0- shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 1,999,698

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [   ]

11.      Percent of Class Represented by Amount in Row (9):  9.2%

12.      Type of Reporting Person:  IN

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CUSIP No. 317794 10 5
Page -3-


Item 1.

(a)      Name of Issuer - FindWhat.com


(b)      Address of Issuer's Principal Executive Offices:

                      5200 Summerlin Commons Blvd.
                      Ft. Myers, FL  33907

Item 2.

(a)      Name of Person Filing:  Robert D. Brahms

(b)      Address:  c/o FindWhat.com
                   5200 Summerlin Commons Blvd.
                   Ft. Myers, FL  33907

(c)      Citizenship:
         United States of America

(d)      Title of Class of Securities:
         Common Stock

(e)      CUSIP Number:  317794 10 5


Item 3.  Not Applicable

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,999,698 shares, including 232,667 shares which could be purchased upon the exercise of stock options exercisable within 60 days of December 31, 2003.

         (b)      Percent of class: 9.2%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 1,999,698

                  (ii) Shared power to vote or to direct the vote: -0-shares
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CUSIP No. 317794 10 5
Page -4-



                  (iii) Sole power to dispose or to direct the disposition of: 1,999,698

                  (iv) Shared power to dispose or to direct the disposition of: -0- shares

Item 5.           Ownership of Five Percent or Less of a Class
                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  N/A

Item 8.           Identification and Classification of Members of the Group
                  N/A

Item 9.           Notice of Dissolution of Group
                  N/A

Item 10.          N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2004
                                       -----------------------------------------
                                                      Date


                                        /s/ Robert D. Brahms
                                       -----------------------------------------
                                                      Signature

                                        Robert D. Brahms
                                       -----------------------------------------
                                                      Name/Title